Direct Phone: 202.298.1735
jeffrey.li@foster.com

September 14, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Celeste M. Murphy

Abby Adams

Robert S. Littlepage

Christie Wong

Re:	Oriental Culture Holding LTD

Registration Statement on Form F-1/A

Amended on September 14, 2020
File No. 333-234654

Ladies and Gentlemen:

On behalf of our client, Oriental Culture Holding LTD, a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated September 9, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on November 12, 2019 and amended on January 10, 2020, February 27, 2020, March 13, 2020, May 1, 2020, May 29, 2020, August 19, 2020 and August 31, 2020. Concurrently with the submission of this letter, the Company is filing Amendment No. 8 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission.

To facilitate your review, we have separately delivered to you a copy of the Amended Registration Statement, marked to show changes to the Company’s registration statement filed with the Commission on August 31, 2020.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Results and Results of Operations, page 56

1. We note the revised disclosure in response to comment 2. Revise to quantify the decrease in revenue and net income for the six months ended June 30, 2020.

Response: we have revised our disclosure to quantify the decrease in the revenue and net income for the six months ended June 30, 2020 on pages 9, 54 and 56 of the Amended Registration Statement.

If you have any questions or further comments regarding to the Registration Statement, please contact me by phone at 202-298-1735 or via e-mail at jeffrey.li@foster.com.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Yi Shao, Chief Executive Officer and Director of Oriental Culture Holding LTD

Lijia Ni, Chief Financial Officer of Oriental Culture Holding LTD